SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April 2006
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F  ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company also has investments in the telecommunications sector and certain other activities. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.
Table of contents:

- Press Release dated March 25, 2006;
- Press Release dated April 12, 2006;
- Press Release dated April 28, 2006;
- Notice of a change in the share capital of Enel S.p.A. dated April 19, 2006;
- Notice of Shareholders’ Meeting;
- Notices relating to trading of Enel shares by Senior Management dated from February 6, 2006 to March 31, 2006.

Press Release
Rome, March 25, 2006 — Upon request of the Italian and French market regulators in relation to the truthfulness of a news reported by a French newsletter, Enel confirms that in the Board of Directors’ meeting held on March 22, the Board discussed and approved the Company’s and Group’s 2005 results, while the Suez/Electrabel file was not treated as authoritatively stated by Enel’s Chairman Piero Gnudi at the end of the same meeting.

Press Release
ENEL: BOARD OF DIRECTORS SUPPLEMENTS AGENDA OF SHAREHOLDERS’ MEETING
The Shareholders’ Meeting, which has already been called to approve the financial statements for 2005 and the dividend distribution, will also be asked to approve the stock option plan for 2006.
The CEO, Mr. Fulvio Conti, announced he will not exercise his assigned options before the expiry of his current mandate.
The Shareholders’ Meeting will also be called to resolve an amendment to the bylaws required by the law on the protection of savings.
Rome, April 12, 2006 — The Enel Board of Directors met today under the chairmanship of Piero Gnudi and voted to supplement the agenda of the Shareholders’ Meeting already called to approve the financial statements for 2005 and the distribution of the dividend.
Following the change, the Shareholders’ Meeting is called to convene on May 24 (first call on extraordinary session), May 25 (second call on extraordinary session and first call on ordinary session) and May 26 (third call on extraordinary session and second call on ordinary session).
Pursuant to the provisions of the law on the protection of savings (Law 262/2005), the Shareholders’ Meeting will also be asked to approve the stock option plan for 2006. The guidelines of such plan were suggested by the Remuneration Committee and adopted by today’s Board meeting further to an accurate market benchmark aimed at harmonising the plan to best international practises. Furthermore, the Shareholders’ Meeting will be asked to grant the Board authority to increase the share capital up to a maximum of 31.79 million euro to serve the stock option plan for 2006.
The plan is intended to give the Company and the Group a means to foster management motivation and loyalty, in line with equity incentive plans widely adopted at the international level and, like other major Italian listed companies, already used by Enel in previous years.

The plan envisages that about 470 Company and Group executives, who will be designated by the Board of Directors, will be granted a total of 31,790,000 personal and non-transferable (except in the event of succession) rights (the options) to subscribe a corresponding number of newly issued Enel ordinary shares.
The exercise of the options will be subordinated to the joint achievement of two long-term performance targets aimed at determining the convergence between the interests of the shareholders and those of the management, since those targets will also refer to the stock performance compared to market parameters. The first condition is met if the consolidated cumulated EBITDA target, calculated on the basis of the figures indicated in the budget of the reference years, is exceeded. The second target refers to the stock performance achieved on financial markets and requires that Enel share price on the Italian market outperforms, from a total shareholders’ return perspective, a specific benchmark index (50% MIBTEL and 50% FTSE Eurotop 300 Electricity).
The plan envisages that the options — once the above mentioned performance targets are met — may be exercised in subsequent tranches starting from 2008 for periods thereafter up to 2010 and until the expiry date of the plan itself which is December 31, 2012.
The strike price of the options will be calculated as the arithmetic average of the stock market price of Enel shares in the period between the granting date and the same day of the previous month, in compliance with the relevant tax regulations. Payment of the strike price will be charged entirely to the beneficiaries of the plan, as the plan does not provide for any facilitated terms in this respect.
The beneficiaries of the plan will include the Enel CEO in his capacity as General Manager. To this extent, the CEO Mr Fulvio Conti announced his intention not to exercise the options he will be assigned under the 2006 plan before the expiry of the current mandate (i.e. May 2008) thus acknowledging his trust in the good performance of the Group and of the Enel stock. The same policy will be followed by the CEO also for the options he was assigned in the previous years in his role of CFO of the Company, with the sole exception of the 2002 plan options. Mr Conti shall exercise the 2002 plan options close to the deadline for the expiry of the plan itself (31 December 2007).
The Shareholders’ Meeting will also be asked to approve an amendment to the bylaws required by the law on the protection of savings concerning the specification of the procedures for appointing an executive responsible for drafting corporate accounting documents.

Press Release
ENEL: ACQUISITION OF 66% OF SLOVENSKE ELEKTRARNE COMPLETED
•	Closing finalised for acquisition of 66% of Slovenské Elektràrne for a consideration of about €840 million

•	About €2 billion of investments planned for the period 2006 — 2013
Bratislava, April 28, 2006 — The closing documents for Enel’s acquisition of 66% of Slovenské Elektràrne (SE) have been signed in Bratislava.
The transaction marks Enel’s largest international acquisition of generation capacity. SE is the major generating company in Slovakia (with 83% of the domestic market) and the second-largest in Central and Eastern Europe, with a plant portfolio of approximately 7,000 Megawatt capacity well balanced including nuclear, hydro and thermal, which guarantees electricity generation at highly competitive costs.
On the basis of consolidated figures for 2004, SE posted revenues of 48,635 million Slovak crowns, EBITDA of 15,745 million Slovak crowns and net financial debt of 40,838 million Slovak crowns. The European Central Bank Euro/Slovak crown fixing was yesterday at 37.395.
The sale of the 66% stake in the Slovak power company began with the launch of a call for tenders. On October 7, 2004 Enel was selected as a preferred bidder. Enel paid 20% of the price (€168 million) at the signing of the contract in February 2005. The remainder of €671 million has been paid upon closing, at the same time of the transfer of the controlling stake in SE. The remaining 34% of SE is held by Slovakia’s National Property Fund.
As envisaged in the contract signed in February 2005, a nuclear plant due to be decommissioned in the coming years (EBOV1), the hydro plant of Gabcikovo and the assets related to the nuclear waste treatment facilities (VYZ) were spun off from the operating perimeter of SE before the closing.
SE will sell the power generated by the nuclear plant of EBOV1 until the planned stop in 2006 and 2008 of its two units, while the power produced by the Gabcikovo hydro plant will be sold by SE for the next 30 years.
Enel, the National Property Fund and the Slovakia’s Ministry for the Economy also agreed on the terms of an investment plan aimed at increasing output and enhancing the efficiency and environmental standards of SE’s plant portfolio, contributing to the economic and social development of Slovakia and boosting company profitability. The plan provides for SE’s total volume of investments of about €2 billion between 2006 and 2013.
Fulvio Conti, Enel CEO, stated that “With this acquisition — Enel’s largest ever outside of Italy — the company confirms its expansion strategy into Eastern and Central Europe, a market which is recording continental Europe’s highest growth rate. Slovenské Elektràrne is among the best regional power generation companies in Europe, it has a well-balanced production mix made up of nuclear, hydro and coal generation, and it has the potential to become an important hub in Central and Eastern Europe’s power market. By acquiring Slovenské Elektràrne, Enel returns to managing nuclear technology, a key step towards playing a leading role in the European power market.”
Slovak Minister for the Economy Jirko Malcharek said: “These negotiations lasted almost two years and were very difficult because of SE’s role in complicated contracts, and many deferring conditions. This is the second biggest financial operation after the sale of the gas company SPP. But the sale of SE was definitively the hardest. However, I must say that the cooperation with partners from Italy was correct. Thanks to the fair negotiations we were able to finish the closing in April. This acquisition will benefit the energy market and economy of Slovakia.”
With the acquisition of SE, Enel strengthens its position in Central and Eastern Europe, where the Group is already present with a power plant in Bulgaria (about 800 MW of capacity) and in Romania with 20% of the distribution market.

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution — during the period between March 24, 2006 and April 7, 2006 — of the resolution to increase the aforesaid capital adopted by the Board of Directors at its meeting on March 30, 2005 for the Stock-option Plan for the year 2004. Specifically, in the aforesaid period between March 24, 2006 and April 7, 2006 a total of 71,721 ordinary Enel S.p.A. shares were issued and subscribed, all regarding the Stock-option Plan for the year 2004.
The Board of Directors had been specifically authorized to resolve such capital increase by the extraordinary Shareholders’ Meeting of May 21, 2004.
The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on April 19, 2006.

	Current share capital			Previous share capital
			Par value			Par value
	Euro	N. of shares	each	Euro	N. of shares	each
Total	6,167,056,262	6,167,056,262	1 Euro	6,166,984,541	6,166,984,541	1 Euro

Of which:
Ordinary shares	6,167,056,262	6,167,056,262	1 Euro	6,166,984,541	6,166,984,541	1 Euro

(rank for dividend pari passu: January 1, 2005) current coupon number 7

Notice of Shareholders’ Meeting
Enel S.p.a.
Registered Office — 137 Viale Regina Margherita, Rome
Share capital €6,103,521,864 (as of December 31, 2004) fully paid in
Tax I.D. and Companies Register of Rome: n. 00811720580
R.E.A. of Rome n. 756032
VAT Code n. 00934061003
Notice of Ordinary and Extraordinary Shareholders’ Meeting
An ordinary and an extraordinary meeting (together, the “Meetings”) of the shareholders of Enel S.p.a. (“Enel”) will be held at the Enel Conference Center at 125 Viale Regina Margherita, Rome as follows: the ordinary meeting at 11 a.m. on May 25, 2006 (first call) or May 26, 2006 (second call) and the extraordinary meeting at 11 a.m. on May 24, May 25, or May 26, 2006 (respectively, on first, second, and third call). The Meetings will discuss and resolve on the following
AGENDA
Ordinary Meeting:
1.	Financial statements of Enel for the year ended December 31, 2005. Reports of the Board of Directors, the Board of Statutory Auditors, and the External Auditors. Related resolutions. Presentation of the consolidated financial statements for the year ended December 31, 2005.

2.	Allocation of net income for the year and distribution of available reserves.

3.	2006 Stock-option Plan for the executives of Enel and/or subsidiaries thereof pursuant to article 2359 of the Civil Code.
Extraordinary Meeting:
1.	Delegation to the Board of Directors of the power to increase the share capital in connection with the 2006 Stock-option Plan by a maximum amount of euro 31,790,000 through the issue of ordinary shares reserved for executives of Enel and/or subsidiaries thereof, to be assigned through an offer of subscription by payment and with the exclusion of preemptive rights, pursuant to the combined provisions of article 2441, last paragraph, of the Civil Code and article 134, paragraph 2, of Legislative Decree n. 58 of February 24, 1998. Inherent and consequent resolutions. Amendment of article 5 of the Bylaws.

2.	Procedure for appointing the executive in charge of preparing the corporate accounting documents. Addition to article 20 of the Bylaws.

Shareholders for whom the Company has received timely notice from an authorized securities dealer in accordance with applicable law are entitled to participate in the Meetings. In this regard article 10.1 of the Bylaws provides that shareholders’ meetings may be attended only by those who deposit their shares at least two days prior to the date set for a given meeting and do not withdraw them before the meeting has taken place.
The proposed financial statements of Enel and the consolidated financial statements for the year ended December 31, 2005, together with the respective reports of the Board of Directors, have been at the public’s disposal at the registered offices of Enel and Borsa Italiana S.p.a. since March 31, 2006.
The Directors’ reports on the items on the agenda, which are required under Italian law, will be made available to the public by May 9, 2006 at the registered offices of Enel and Borsa Italiana S.p.a., and shareholders may request a copy thereof.
In order to facilitate verification of their right to participate in the Meetings, shareholders and others entitled to vote may submit the documentation certifying said right to Enel’s Department of Corporate Affairs either by mail (address: 137 Viale Regina Margherita — 00198 Rome, Italy; copies are accepted) or by fax at ++39 06 83055028 no later than two days prior to the date set for the extraordinary meeting on first call.
In order to facilitate verification of their authority, representatives of shareholders or other persons entitled to vote who intend to participate in the Meetings may submit the documentation certifying their authority to Enel’s Department of Corporate Affairs in the ways and by the deadline specified in the preceding paragraph.
The offices responsible for personal identification and verification of the right to participate in the Meetings will be open from 9 a.m. on May 24, 2006 (for the first call of the extraordinary meeting), May 25, 2006 (for the first call of the ordinary meeting and the second call of the extraordinary meeting), and May 26, 2006 (for the second call of the ordinary meeting and the third call of the extraordinary meeting).
Should you require further information, please contact our special service at ++ 39 06 88345212 (phone) or ++ 39 06 88345203 (fax).

Piero Gnudi Chairman of the Board Directors

Notices relating to trading of Enel shares by Senior Management
Company: Enel S.p.A.
Reference period: 1st quarter (January — March) 2006
Disclosure:                    periodic                    immediate                    delayed

Declarer: Alessandro Bufacchi	Title: Director of Information & Communication Technology Department Enel S.p.A.
Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction[1]	instrument[2]	ISIN code	Quantity	Unit price	transaction	Source[3]
February 8, 2006	V	AZO Enel	IT0003128367	5,328	€6.900	€36,763.20	Market transaction

Sub-TOTAL (A)[4]						€36,763.20

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying
		Financial		ISIN	financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction[5]	instrument[6]	Category[7]	code	instrument[8]	Qty	Unit price	Amount	Qty	Unit price	Amount	Features[9]
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)[10]											0

TOTAL (A) + (B)											€36,763.20

[1]	Indicate the kind of transaction:

A = Purchase;

V = Sale;

S = Subscription;

O = other, in which case specify.

[2]	Indicate the financial instrument involved in the transaction:

AZO = ordinary shares;

AZP = preferred shares;

AZR = saving shares;

OBCV = convertible bonds;

O = other, in which case specify the financial instrument.

Also indicate the company that issued the financial instrument involved in the transaction.

[3]	Indicate the kind of action from which the transaction derives:

—	market transaction;

—	off-market transaction;

—	conversion of convertible bonds;

—	exercise of stock options or preemptive rights;

—	exercise of warrants;

—	exercise of derivative instruments or covered warrants;

—	other, in which case specify.

[4]	Indicate the total amount of the transactions listed in the form.

[5]	Indicate the kind of transaction:

A = Purchase;

V = Sale;

O = other, in which case specify.

[6]	Indicate the kind of derivative financial instrument involved in the transaction:

W = warrants;

OPZ = options;

PR = traditional option contracts;

CW = covered warrants;

O = other, in which case specify.

[7]	Indicate the category of derivative financial instrument involved in the transaction:

C = call;

P = put;

O = other, in which case specify.

[8]	Indicate the financial instrument underlying the derivative contract (or the warrant or covered warrant) and the company that issued such financial instrument.

[9]	Indicate the main conditions characterizing the derivative financial instrument (or the warrant or covered warrant) involved in the transaction (including at least: strike price, exercise ratio and expiry date).

[10]	Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

Company: Enel S.p.A.
Reference period: 1st quarter (January — March) 2006
Disclosure:                    periodic                    immediate                    delayed

Declarer: Claudio Machetti	Title: Director of Finance Department Enel S.p.A.
Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
February 6, 2006	V	AZO Enel	IT0003128367	12,960	€6.895	€89,359.20	Market transaction

Sub-TOTAL (A)						€89,359.20

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying	Actual investment/disinvestment			Potential investment/disinvestment
		Financial		ISIN	financial		Unit			Unit
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€89,359.20

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Company: Enel S.p.A.
Reference period: 1st quarter (January — March) 2006
Disclosure:                    periodic                    immediate                    delayed

Declarer: Gerardo Orsini	Title: Media Relations Manager Enel S.p.A.
Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial	ISIN			paid/received in the
Date	Transaction	instrument	code	Quantity	Unit price	transaction	Source
March 31, 2006	S	AZO Enel	IT0003128367	7,121	€6.242	€44,449.28	Exercise of stock options

Sub-TOTAL (A)						€44,449.28

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying	Actual investment/disinvestment			Potential investment/disinvestment
		Financial		ISIN	financial		Unit			Unit
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€44,449.28

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Company: Enel S.p.A.
Reference period: 1st quarter (January — March) 2006
Disclosure:                    periodic                    immediate                    delayed

Declarer: Vito Rossi	Title: Head of Department of Corporate Affairs Enel Produzione S.p.A.
Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
February 22, 2006	S	AZO Enel	IT0003128367	10,000	€5.240	€52,400.00	Exercise of stock options
February 22, 2006	V	AZO Enel	IT0003128367	10,000	€7.170	€71,700.00	Market transaction

Sub-TOTAL (A)						€124,100.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

					Underlying	Actual investment/disinvestment			Potential investment/disinvestment
		Financial		ISIN	financial		Unit			Unit
Date	Transaction	instrument	Category	code	instrument	Qty	price	Amount	Qty	price	Amount	Features
—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€124,100.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv. Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: April 28, 2006